Exhibit 99.1

1Q24 Earnings Release

May 13, 2024

investors.stone.co

StoneCo Reports First Quarter 2024 Results

Adjusted EBT reaching R$568 million, up 75% year over year, on MSMB TPV growth including PIX P2M of 24%, resulting in Adjusted Net income of R$450 million, up 90% year over year

George Town, Grand Cayman, May 13, 2024 – StoneCo Ltd. (Nasdaq: STNE, B3: STOC31) (“Stone” or the “Company”) today reports its financial results for its first quarter ended March 31, 2024.

Business Overview

1Q24 represented continuous business growth, delivering on our strategic priorities. In financial services, Stone performed well in all client offerings. Starting with payments, we posted strong continued TPV growth (including PIX) with an almost flat sequential growth rate. The quarter highlight was the launch of instant settlement to Ton clients – fulfilling a key request from our micro merchant clients. In banking, we continued to show progress in onboarding new and existing clients to our bundled banking and payments solution, and today, approximately 80% of our payments active client base has our bundled offering. And finally, our credit solution continues to grow according to plan. We maintain our conservative approach but are testing different client profiles to grow while balancing our credit models. We have set up a specialized desk to offer credit to larger clients, which is just getting underway.

Regarding the software business, its performance showed progress. Revenue growth was modest, with verticals software (priority verticals + other verticals) revenues growing two digits purely organic, mitigated by enterprise software - which remained a revenue detractor. Our efficiency efforts continue to increase profitability in the segment. As discussed in our investor day, the strategic focus continues to be cross-selling financial solutions to our priority verticals’ clients and evolving on financial services and software bundles. In 2024, we are focusing on retail and gas station verticals – the latter being a highlight in the quarter.

Operating and Financial Highlights for 1Q24

MAIN CONSOLIDATED FINANCIAL METRICS

Table 1: Main Consolidated Financial Metrics

Main Consolidated Financial Metrics (R$mn)	1Q24	4Q23	Δ q/q %	1Q23	Δ y/y %
Total Revenue and Income	3,084.9	3,248.7	(5.0%)	2,711.7	13.8%
Adjusted EBITDA	1,512.0	1,618.3	(6.6%)	1,251.4	20.8%
Adjusted EBITDA margin (%)	49.0%	49.8%	(0.8 p.p.)	46.1%	2.9 p.p.
Adjusted EBT	567.6	638.2	(11.1%)	324.0	75.2%
Adjusted EBT margin (%)	18.4%	19.6%	(1.2 p.p.)	11.9%	6.5 p.p.
Adjusted Net Income	450.4	563.8	(20.1%)	236.6	90.4%
Adjusted Net income margin (%)	14.6%	17.4%	(2.8 p.p.)	8.7%	5.9 p.p.
Adjusted Net Cash	5,139.8	5,053.3	1.7%	3,988.8	28.9%

•	Total Revenue and Income reached R$3,084.9 million in the quarter, growing 13.8% year over year. This was primarily driven by a 16.0% increase in financial services revenues, mainly as a result of active client base growth and higher monetization from clients in our MSMB segment.

•	Adjusted EBITDA in 1Q24 was R$1,512.0 million, an increase of 20.8% year over year and a decrease of 6.6% quarter over quarter. Adjusted EBITDA Margin decreased sequentially from 49.8% to 49.0%, mainly due to lower seasonal revenues and to the change in our internal accounting methodology related to membership fees, combined with higher selling expenses as percentage of revenues. These effects were partially compensated by lower other operating expenses and administrative expenses as percentage of revenues.

•	Adjusted EBT in 1Q24 was R$567.6 million, up 75.2% year over year, with adjusted EBT margin increasing 6.5 percentage points, to 18.4%. Quarter over quarter, Adjusted EBT was down 11.1% with adjusted EBT margin decreasing 1.2 percentage points. The sequential margin decrease is attributed to the same factors abovementioned for Adjusted EBITDA margin.

•	Adjusted Net Income in 1Q24 was R$450.4 million, 90.4% higher year over year, with adjusted net margin of 14.6%. This compares with R$563.8 million and a margin of 17.4% in 4Q23. The quarter over quarter margin decrease was driven by the same factors that impacted Adjusted EBT margin combined with a more normalized effective tax rate.

•	Adjusted Net Cash position was R$5,139.8 million in 1Q24, increasing 28.9% year over year or 1.7% quarter over quarter. The sequential increase of R$86.5 million was mainly driven by cash generation from our operations with the main outflows being from capex and loans.

OUTLOOK

We continue to believe that StoneCo is uniquely positioned to drive strong return to shareholders. With that in mind and the results posted in the 1Q24, we remain committed to the guidance for 2024 and 2027 provided in our Investor Day held in November 2023.

MAIN OPERATING METRICS

Table 2: Main Operating Metrics

Main Operating Metrics	1Q24	4Q23	Δ q/q %	1Q23	Δ y/y %
TOTAL TPV + PIX P2M1 (R$bn)	114.3	121.0	(5.6%)	96.9	17.9%
MSMB TPV + PIX P2M (R$bn)	101.9	106.1	(3.9%)	82.3	23.8%
MSMB TPV (R$bn)	93.4	98.5	(5.1%)	78.9	18.4%
PIX P2M TPV (R$bn)	8.5	7.6	12.1%	3.4	147.7%
Key Accounts TPV	12.3	15.0	(17.8%)	14.6	(15.5%)

Monthly Average TPV MSMB ('000)	8.3	9.2	(10.4%)	9.5	(12.7%)

TPV Overlap[2]	5.1	5.8	(13.5%)	n.a.	n.a.

Active Payments Client Base ('000)[3]	3,720.6	3,522.1	5.6%	2,818.1	32.0%
MSMB[4]	3,676.2	3,471.3	5.9%	2,758.1	33.3%
Key Accounts	51.9	58.3	(11.0%)	67.6	(23.2%)

Net Adds ('000)	198.5	191.2	3.8%	234.0	(15.2%)
MSMB	204.9	192.2	6.6%	231.9	(11.7%)
Key Accounts	(6.4)	(1.0)	566.3%	2.6	n.m

Take Rate
MSMB	2.54%	2.43%	0.11 p.p.	2.39%	0.15 p.p.
Key Accounts	1.29%	1.28%	0.01 p.p.	1.15%	0.14 p.p.

Banking[5]
MSMB Active Banking Client Base ('000)	2,379.7	2,096.5	13.5%	1,253.0	89.9%
Client Deposits (R$mn)	5,985.0	6,119.5	(2.2%)	3,902.2	53.4%
MSMB Banking ARPAC[6]	29.3	28.4	3.3%	36.7	(20.1%)

Credit[7]
Credit Clients[8]	18,754	10,752	74.4%	36	n.m.
Working Capital Portfolio (R$mn)[9]	531.7	309.4	71.8%	1.2	n.m.
Disbursements - EOP (R$mn)	648.5	353.6	83.4%	1.2	n.m.
Disbursements - Quarter (R$mn)	294.9	231.7	27.3%	1.2	n.m.
Provision for expected working capital losses (R$mn)	(44.4)	(39.2)	13.4%	n.a.	n.m.
Accumulated provision for expected working capital losses (R$mn)	(106.3)	(61.9)	71.8%	n.a.	n.m.
Loan loss provision/Portfolio	(20.0%)	(20.0%)	0.01 p.p.	n.a.	n.m.
NPL[10] 15-90 days	2.2%	2.0%	0.24 p.p.	n.a.	n.a.
NPL[10] > 90 days	1.5%	0.3%	1.17 p.p.	n.a.	n.a.

•	Consolidated TPV including PIX P2M transactions grew 17.9% year over year to R$114.3 billion in 1Q24, mostly attributed to growth in the MSMB segment’s TPV, with an 18.4% year over year growth in TPV and a 147.7% increase in PIX P2M volumes. These effects were partially offset by a 15.5% decrease in Key Accounts’ TPV.

•	Total Payments Active Client base surpassed 3.7 million, representing a total quarterly net addition of 198,500 active clients.

1 Includes the volume of MSMB PIX P2M (Person to Merchant), transactions from dynamic POS QR Code and static QR Code from Stone and Ton merchants, unless otherwise noted.

2 MSMB TPV Overlap in Software installed base within the priority verticals - Gas Station, Retail, Drugstores, Food and horizontal software.

3 Refers to MSMBs and Key Accounts. Considers clients that have transacted at least once over the preceding 90 days, except for Ton product active clients which consider clients that have transacted once in the preceding 12 months. As from 3Q22, does not consider clients that use only TapTon.

4 MSMB is composed of TON, Stone and Pagar.me products. Does not include clients that use only TapTon.

5 Except for Total Accounts Balance, banking metrics do not include clients of Pagar.me and those Ton clients who do not have the full banking solution "Super Conta Ton”.

6 ARPAC means Average Revenue Per Active Client. Banking ARPAC considers banking revenues, such as card interchange fees, floating, insurance and transactional fees, as well as PIX P2M revenues.

7 Credit metrics refer to our working capital loan only, not considering credit cards, which are still not representative.

8 Credit clients consider merchants who have an active working capital loan contract with Stone on March 31st, 2024.

9 The working capital portfolio is gross of provisions for losses, but net of amortizations.

10 NPL (Non-Performing Loans) is the total outstanding of the contract whenever the clients default on an installment. More information on the total overdue by aging considering only the individual installments can be found in Note 5.4.1 of the Financial Statements.

MSMB (Micro and SMB clients)

o	MSMB Active Payment Clients reached 3,676,200, representing a 33.3% year over year growth and a net addition of 204,900 in 1Q24. The 6.6% quarter over quarter increase in net additions can predominantly be attributed to the success of our marketing campaigns, as well as lower churn both in Stone and Ton.

o	MSMB TPV including PIX P2M was R$101.9 billion in 1Q24, increasing 23.8% year over year and decreasing 3.9% quarter over quarter.

o	MSMB TPV was R$93.4 billion, up 18.4% year over year mainly driven by an increase in our active client base in the segment. Quarter over quarter, MSMB TPV decreased 5.1% as a result of fourth-quarter seasonality.

o	MSMB PIX P2M TPV was R$8.5 billion in the quarter, increasing 12.1% compared with 4Q23, as the adoption of such means of payment continues to increase.

o	TPV Overlap is measured by the MSMB TPV overlap between financial services and the priority verticals, being a key metric to measure our cross sell performance. In 1Q24, TPV Overlap was R$5.1 billion, decreasing 13.5% quarter over quarter due to seasonality, given the relevance of the retail vertical which is more impacted by seasonal effects.

o	MSMB Average Monthly TPV per client decreased 12.7% year over year explained by an increase in the representativeness of Ton in the client mix, boosted by marketing efforts focused on the micro segment in the quarter.

o	MSMB Take Rate was 2.54%, 11bps higher quarter over quarter and 15bps on a year over year basis. The quarter over quarter variation is mainly attributed to (i) growth in micro and smaller clients, which have higher take rates, (ii) an increase in credit over debit volumes compared with the fourth quarter, and (iii) a higher contribution from our banking and credit solutions.

o	Banking solutions

o	Banking active client base in 1Q24 reached 2.4 million active clients, increasing 13.5% quarter over quarter. This result was driven by an (i) increase in our payments active client base and (ii) the continued activation of new banking accounts within our existing Stone payments client base, in line with the execution of our strategy of selling integrated solutions.

o	Total deposits were R$5,985.0 million in the quarter, increasing 53.4% year over year and decreasing only 2.2% quarter over quarter despite seasonal effects in 4Q23.

o	Banking ARPAC (average revenue per active client) was R$29.3 per client per month, decreasing 20.1% year over year and up 3.3% on a quarter over quarter basis. The quarter over quarter evolution was mainly attributed to (i) higher floating revenues, despite lower average CDI, as a result of higher average deposits per client due to the successful bundling sales approach and higher client engagement, and (ii) revenues from the processing of PIX QR Code transactions.

o	Working Capital (Credit) Solutions:

o	Until March 31, 2024, we disbursed a total of R$648.5 million of loans reaching 18,754 contracts, with a working capital portfolio of R$531.7 million at month-end. Specifically in 1Q24, we disbursed R$294.9 million. Our focus remains on disbursing credit to SMB clients.

o	Provision for expected working capital losses totaled R$44.4 million in the quarter, compared with R$39.2 million in 4Q23. The ratio of accumulated loan loss provision expenses over the working capital portfolio was 20% in the period.

o	In the quarter, NPL 15-90 days was 2.2% and NPL over 90 days was 1.5%.

Income Statement

Table 3: Statement of Profit or Loss (IFRS, as Reported)

Statement of Profit or Loss (R$mn)	1Q24	% Rev.	4Q23	% Rev.	Δ q/q %	1Q23	% Rev.	Δ y/y%
Net revenue from transaction activities and other services	749.8	24.3%	868.1	26.7%	(13.6%)	733.1	27.0%	2.3%
Net revenue from subscription services and equipment rental	456.7	14.8%	459.1	14.1%	(0.5%)	445.1	16.4%	2.6%
Financial income	1,741.1	56.4%	1,770.8	54.5%	(1.7%)	1,375.0	50.7%	26.6%
Other financial income	137.3	4.4%	150.7	4.6%	(8.9%)	158.4	5.8%	(13.4%)
Total revenue and income	3,084.9	100.0%	3,248.7	100.0%	(5.0%)	2,711.7	100.0%	13.8%
Cost of services	(809.9)	(26.3%)	(802.7)	(24.7%)	0.9%	(721.3)	(26.6%)	12.3%
Provision for expected working capital losses[11]	(44.4)	(1.4%)	(39.2)	(1.2%)	13.4%	0.0	0.0%	n.a.
Administrative expenses	(257.0)	(8.3%)	(308.6)	(9.5%)	(16.7%)	(298.0)	(11.0%)	(13.8%)
Selling expenses	(529.7)	(17.2%)	(454.0)	(14.0%)	16.7%	(389.9)	(14.4%)	35.8%
Financial expenses, net	(896.5)	(29.1%)	(943.1)	(29.0%)	(4.9%)	(923.6)	(34.1%)	(2.9%)
Mark-to-market on equity securities designated at FVPL	0.0	0.0%	0.0	0.0%	n.a.	30.6	1.1%	(100.0%)
Other income (expenses), net	(108.1)	(3.5%)	(0.3)	(0.0%)	31130.1%	(101.5)	(3.7%)	6.5%
Loss on investment in associates	0.3	0.0%	(1.7)	(0.1%)	n.m.	(1.0)	(0.0%)	n.m.
Profit (loss) before income taxes	484.0	15.7%	738.2	22.7%	(34.4%)	306.8	11.3%	57.8%
Income tax and social contribution	(110.4)	(3.6%)	(82.0)	(2.5%)	34.6%	(81.1)	(3.0%)	36.1%
Net income (loss) for the period	373.6	12.1%	656.2	20.2%	(43.1%)	225.7	8.3%	65.5%

Total Revenue and Income

Net Revenue from Transaction Activities and Other Services

Net Revenue from Transaction Activities and Other Services was R$749.8 million in 1Q24, a 2.3% year-over-year growth. This increase can be primarily attributed to a 17.9% year over year consolidated TPV growth including Pix. These effects were partially offset by a change in our internal accounting methodology in membership fees, which from this quarter onwards will be deferred through the expected lifetime of the client, and were before entirely recognized at the time it was acquired. In 1Q24, considering our new internal accounting methodology, we recognized R$10.3 million of membership fees in our transaction activities and other services revenue. Considering our previous methodology, membership fees would have been R$79.0 million. Revenues from TAG, our registry business, contributed with R$9.0 million to our transaction activities and other services revenue in the quarter, compared with R$19.2 million in 1Q2312.

For more details about our new internal accounting methodology for membership fee revenues, refer to our Press Release announced on April 16th, 2024.

Net Revenue from Subscription Services and Equipment Rental

Net Revenue from Subscription Services and Equipment Rental increased 2.6% year over year to R$456.7 million. This can be primarily attributed to (i) higher software revenues in the period, being partially offset by (ii) lower revenues from our non-allocated business segment, due to the divestment of CreditInfo in December 2023 and PinPag in February 2024. The slight decrease quarter over quarter, can be attributed to item (ii) above

11 In 2Q23, credit revenues were recognized net of provision for expected credit losses in Financial Income. From 3Q23 onwards, provision for expected losses is allocated in Cost of services.

12 Revenues from TAG were adjusted to exclude the effect from revenues generated within the group. This does not have any impact on reported total revenue and income for the company.

mentioned for the year over year comparison.

Financial Income

Financial Income in 1Q24 was R$1,741.1 million, up 26.6% year over year, explained by higher (i) prepaid volumes, (ii) credit revenue and (iii) floating revenue from our banking solution.

Other Financial Income

Other Financial Income was R$137.3 million in 1Q24 compared with R$158.4 million in 1Q23 mainly due to a reduction in the base rate in Brazil in the period, combined with a lower average cash balance. On a quarter over quarter basis, Other Financial Income decreased 8.9% due to the same factors aforementioned for the year over year comparison.

Costs and Expenses

Cost of Services

Cost of Services were R$809.9 million in 1Q24, up 12.3% year over year. This increase is mainly attributed to (i) provisions for loan losses from our new credit product, which totaled R$44.4 million in our cost of services in the quarter and were null in 1Q23; (ii) higher logistics costs; and (iii) higher D&A as we continue to expand our client base. Excluding provisions from loan losses, cost of services would have increased 6.1% year over year. As a percentage of revenues, Cost of Services decreased slightly from 26.6% in 1Q23 to 26.3% in 1Q24.

Compared with 4Q23, Cost of Services was flattish. Provisions for loan losses contributed with R$44.4 million to our cost of services in the quarter, compared with R$39.2 million in 4Q23. As a percentage of revenues, Cost of Services increased from 24.7% in 4Q23 to 26.3% in 1Q24.

Administrative Expenses

Administrative Expenses were R$257.0 million, down 13.8% year over year. This decrease is mostly explained by lower third party services, combined with lower amortization from fair value adjustments. As a percentage of Total Revenue and Income, Administrative Expenses decreased from 11.0% in 1Q23 to 8.3% in 1Q24.

Administrative Expenses in 1Q24 were 16.7% lower than in 4Q23, primarily due to seasonally higher personnel expenses in the fourth quarter, which no longer repeated this quarter and lower third party services. As a percentage of revenues, Administrative Expenses decreased from 9.5% in 4Q23 to 8.3% in 1Q24.

Selling Expenses

Selling Expenses were R$529.7 million in the quarter, a 35.8% increase year over year, primarily attributed to higher investments in (i) our salespeople, (ii) marketing and (iii) partner commissions. As a percentage of revenues, Selling Expenses increased from 14.4% in 1Q23 to 17.2% in 1Q24.

Compared with 4Q23, Selling Expenses increased by 16.7%, due to higher marketing expenses, as a result of the sponsorship of a reality television show. As a percentage of revenues, Selling Expenses increased sequentially from 14.0% in 4Q23 to 17.2% in 1Q24.

Financial Expenses, Net

Financial Expenses, Net were R$896.5 million in the quarter, 2.9% lower compared with 1Q23 mainly due to (i) a reduction in average CDI, from 13.65% in 1Q23 to 11.29% in 1Q24, combined with (ii) our decision to reinvest our cash generation towards the funding of our operation. These effects were partially offset by higher prepaid volumes in the period. As a percentage of revenues, Financial Expenses, Net was 29.1% in 1Q24 compared with 34.1% in 1Q23.

Compared with 4Q23, Financial Expenses, Net were 4.9% lower. This decrease was mainly driven by item (i) from the aforementioned year over year comparison, being partially offset by higher funding needs in our prepayment and credit operations.

Mark-to-market on equity securities designated at FVPL

In 1Q23, we divested our stake in Banco Inter. As a result, from 2Q23 onwards, our profit & loss statement no longer includes mark-to-market gains or losses associated with this investment. This compares with a R$30.6 million profit in 1Q23.

Other Income (Expenses), Net

Other Expenses, Net were R$108.1 million in 1Q24, representing an increase of R$6.6 million year over year. This increase is mainly related to (i) the net effect from the PinPag divestment in the amount of R$52.9 million, partially offset by (ii) lower share based compensation expenses, which includes a non-recurring positive impact of R$40.5 million from the net effect of the cancellation and new grants of incentive plans.

Compared with 4Q23, Other Expenses, net were R$107.7 million higher mostly attributed to the reversal of earnout provisions in the previous quarter, which did not repeat in 1Q24.

Income Tax and Social Contribution

During 1Q24, the Company recognized income tax and social contribution expenses of R$110.4 million over a profit before income taxes of R$484.0 million, implying an effective tax rate of 22.8%. The difference to the statutory rate is mainly explained by (i) gains from subsidiaries abroad subject to different statutory tax rates and (ii) benefits from “Lei do Bem” (Law 11,196/05). These effects were partially offset by unutilized tax loss carryforwards generated in the sale of PinPag.

Net Income (Loss) and EPS

Net Income in 1Q24 was R$373.6 million compared with R$225.7 million in 1Q23, mostly as a result of higher total revenue and income combined with lower administrative expenses. These effects were partially offset by higher selling expenses and cost of services. IFRS basic EPS was R$1.21 per share in 1Q24, compared with R$0.72 in the prior-year period.

Adjustments to Net Income by P&L Line

Table 4: Adjustments to Net Income by P&L Line

Adjustments to Net Income by P&L line (R$mn)	1Q24	% Rev.	4Q23	% Rev.	Δ q/q %	1Q23	% Rev.	Δ y/y%
Cost of services	0.0	0.0%	0.0	0.0%	n.a.	0.0	0.0%	n.a.
Administrative expenses	25.0	0.8%	31.3	1.0%	(20.2%)	35.6	1.3%	(29.9%)
Selling expenses	0.0	0.0%	0.0	0.0%	n.a.	0.0	0.0%	n.a.
Financial expenses, net	7.3	0.2%	2.0	0.1%	256.8%	14.8	0.5%	(50.5%)
Mark-to-market on equity securities designated at FVPL	0.0	0.0%	0.0	0.0%	n.a.	(30.6)	(1.1%)	(100.0%)
Other operating income (expense), net	51.3	1.7%	(133.3)	(4.1%)	n.m	(2.6)	(0.1%)	n.m
Gain (loss) on investment in associates	0.0	0.0%	0.0	0.0%	n.a.	0.0	0.0%	n.a.
Profit (loss) before income taxes	83.6	2.7%	(100.0)	(3.1%)	n.m	17.2	0.6%	385.9%
Income tax and social contribution	(6.8)	(0.2%)	7.6	0.2%	n.m	(6.3)	(0.2%)	7.5%
Net income (loss) for the period	76.8	2.5%	(92.4)	(2.8%)	n.m	10.9	0.4%	604.4%

Below we comment the adjustments in our P&L in the quarter:

•	Administrative Expenses include R$25.0 million related to amortization of fair value adjustments on acquisitions, mostly related to the Linx and other software companies’ acquisitions.

•	Financial Expenses include R$7.3 million of expenses related to effects from (i) earn out interests on business combinations, and (ii) financial expenses from fair value adjustments on acquisitions.

•	Other Expenses, net include R$51.3 million from fair value of call options related to acquisitions, earn-out interests, divestment of assets and fair value adjustments on acquisitions.

•	Income Tax and Social Contribution includes -R$6.8 million related to taxes from the adjusted items. Adjusting for those effects, our Income Tax and Social Contribution was R$117.2 million with an effective tax rate in 1Q24 of 20.6%.

Considering the adjustments to net income abovementioned, our Adjusted Profit and Loss Statement is presented below:

Table 5: Statement of Profit or Loss (Adjusted)

Adjusted Statement of Profit or Loss (R$mn)	1Q24	% Rev.	4Q23	% Rev.	Δ q/q %	1Q23	% Rev.	Δ y/y%
Net revenue from transaction activities and other services	749.8	24.3%	868.1	26.7%	(13.6%)	733.1	27.0%	2.3%
Net revenue from subscription services and equipment rental	456.7	14.8%	459.1	14.1%	(0.5%)	445.1	16.4%	2.6%
Financial income	1,741.1	56.4%	1,770.8	54.5%	(1.7%)	1,375.0	50.7%	26.6%
Other financial income	137.3	4.4%	150.7	4.6%	(8.9%)	158.4	5.8%	(13.4%)
Total revenue and income	3,084.9	100.0%	3,248.7	100.0%	(5.0%)	2,711.7	100.0%	13.8%
Cost of services	(809.9)	(26.3%)	(802.7)	(24.7%)	0.9%	(721.3)	(26.6%)	12.3%
Provision for expected working capital losses[11]	(44.4)	(1.4%)	(39.2)	(1.2%)	13.4%	0.0%	0.0%	n.a.
Administrative expenses	(232.0)	(7.5%)	(277.3)	(8.5%)	(16.3%)	(262.5)	(9.7%)	(11.6%)
Selling expenses	(529.7)	(17.2%)	(454.0)	(14.0%)	16.7%	(389.9)	(14.4%)	35.8%
Financial expenses, net	(889.2)	(28.8%)	(941.1)	(29.0%)	(5.5%)	(908.9)	(33.5%)	(2.2%)
Other income (expenses), net	(56.7)	(1.8%)	(133.7)	(4.1%)	(57.6%)	(104.1)	(3.8%)	(45.5%)
Loss on investment in associates	0.3	0.0%	(1.7)	(0.1%)	n.m	(1.0)	(0.0%)	n.m
Adj. Profit before income taxes	567.6	18.4%	638.2	19.6%	(11.1%)	324.0	11.9%	75.2%
Income tax and social contribution	(117.2)	(3.8%)	(74.4)	(2.3%)	57.5%	(87.4)	(3.2%)	34.1%
Adjusted Net Income	450.4	14.6%	563.8	17.4%	(20.1%)	236.6	8.7%	90.4%

For the P&L lines that are adjusted, the variations can be explained by the same factors as in the IFRS statement apart from the ones mentioned below.

Adjusted Administrative expenses decreased 11.6% year over year, mainly due to lower third party services and travel expenses. The quarter over quarter variation can be explained by the same factors as in the IFRS statement.

Adjusted other expenses, net decreased 45.5% year over year. This decrease can be mainly explained by lower share based compensation expenses, which include a non-recurring positive net impact of R$40.0 million from the net effect of the cancellation and new grants of incentive plans. Please refer to note 18.1.4 from our

Financial Statements for more details. Quarter over quarter, other expenses, net decreased 57.6% as a result of the same factor aforementioned for the year over year comparison, combined with lower contingencies.

Adjusted Net Income (Loss) and EPS

Table 6: Adjusted Net Income Reconciliation

Net Income Bridge (R$mn)	1Q24	% Rev.	4Q23	% Rev.	Δ q/q%	1Q23	% Rev.	Δ y/y%
Net income (loss) for the period	373.6	12.1%	656.2	20.2%	(43.1%)	225.7	8.3%	65.5%
Amortization of fair value adjustment (a)	12.3	0.4%	(15.8)	(0.5%)	n.m	33.7	1.2%	(63.5%)
Mark-to-market from the investment in Banco Inter (b)	0.0	0.0%	0.0	0.0%	n.a.	(30.6)	(1.1%)	(100.0%)
Other expenses (c)	71.3	2.3%	(84.2)	(2.6%)	n.m	14.1	0.5%	405.6%
Tax effect on adjustments	(6.8)	(0.2%)	7.6	0.2%	n.m	(6.3)	(0.2%)	7.4%
Adjusted net income (as reported)	450.4	14.6%	563.8	17.4%	(20.1%)	236.6	8.7%	90.4%

IFRS basic EPS (R$) (d)	1.21	n.a.	2.10	n.a.	(42.4%)	0.72	n.a.	66.5%
Adjusted diluted EPS (R$) (e)	1.42	n.a.	1.76	n.a.	(18.9%)	0.75	n.a.	89.1%
Basic Number of shares	309.1	n.a.	310.7	n.a.	(0.5%)	312.7	n.a.	(1.2%)
Diluted Number of shares	316.1	n.a.	318.4	n.a.	(0.7%)	316.1	n.a.	(0.0%)

(a) Related to acquisitions. Consists of expenses resulting from the changes of the fair value adjustments as a result of the application of the acquisition method.

(b) In 1Q23, we have sold our stake in Banco Inter.

(c) Consists of the fair value adjustment related to associates call option, earn-out and earn-out interests related to acquisitions, reversal of litigation at Linx and divestment of assets.

(d) Calculated as Net income attributable to owners of the parent (Net Income reduced by Net Income attributable to Non-Controlling interest) divided by basic number of shares. For more details on calculation, please refer to Note 14 of our Consolidated Financial Statements, March 31, 2024.

(e) Calculated as Adjusted Net income attributable to owners of the parent (Adjusted Net Income reduced by Adjusted Net Income attributable to Non-Controlling interest) divided by diluted number of shares.

Adjusted Net Income was R$450.4 million in 1Q24 with a margin of 14.6%, compared with R$236.6 million reported in 1Q23 and a margin of 8.7%. This increase in Adjusted Net Income margin is mainly explained by (i) a 21.8% year over year growth in total revenue and income net of adjusted financial expenses, combined with (ii) lower adjusted other expenses, net (down 45.5% year over year), (iii) lower adjusted administrative expenses (down 11.6% year over year), and (iv) being partially offset by higher selling expenses (up 35.8% year over year).

Adjusted Net Income was 20.1% lower quarter over quarter, with Adjusted Net Margin decreasing 2.8 percentage points from 17.4% in 4Q23 to 14.6% in 1Q24, mainly due to (i) lower seasonal revenues and due to the change in our internal accounting methodology related to membership fees, combined with (ii) higher selling expenses as percentage of revenues and (iii) a more normalized effective tax rate. These effects were partially compensated by items (ii) and (iii) from the aforementioned explanation from the year over year comparison.

Adjusted diluted EPS was R$1.42 per share in 1Q24 compared with R$0.75 per share in 1Q23 and R$1.76 per share in 4Q23, on a comparable basis.

EBITDA

EBITDA was R$1,460.6 million in the quarter, 13.7% higher than R$1,284.5 million in the prior year period, mostly as a result of the increase in Total Revenue and Income, excluding Other Financial Income. These effects were partially offset by higher selling expenses and cost of services, excluding D&A.

Table 7: Adjusted EBITDA Reconciliation

EBITDA Bridge (R$mn)	1Q24	% Rev.	4Q23	% Rev.	Δ q/q %	1Q23	% Rev.	Δ y/y%
Profit (Loss) before income taxes	484.0	15.7%	738.2	22.7%	(34.4%)	306.8	11.3%	57.8%
(+) Financial expenses, net	896.5	29.1%	943.1	29.0%	(4.9%)	923.6	34.1%	(2.9%)
(-) Other financial income	(137.3)	(4.4%)	(150.7)	(4.6%)	(8.9%)	(158.4)	(5.8%)	(13.4%)
(+) Depreciation and amortization	217.3	7.0%	221.0	6.8%	(1.7%)	212.5	7.8%	2.3%
EBITDA	1,460.6	47.3%	1,751.6	53.9%	(16.6%)	1,284.5	47.4%	13.7%
(+) Mark-to-market related to the investment in Banco Inter	0.0	n.a.	0.0	n.a.	n.a.	(30.6)	(1.1%)	(100.0%)
(+) Other Expenses (a)	51.3	1.7%	(133.3)	(4.1%)	n.m	(2.6)	(0.1%)	n.m
Adjusted EBITDA	1,512.0	49.0%	1,618.3	49.8%	(6.6%)	1,251.4	46.1%	20.8%

(a)	Consists of the fair value adjustment related to associates call option, earn-out and earn-out interests related to acquisitions, reversal of litigation at Linx and divestment of assets.

Adjusted EBITDA was R$1,512.0 million in the quarter, compared with R$1,251.4 million in 1Q23. This increase is mostly explained by higher Total Revenue and Income, excluding Other Financial Income, due to the growth of our operations. Adjusted EBITDA Margin was 49.0% in the quarter, compared with 46.1% in 1Q23 and 49.8% in 4Q23. The sequential decrease in Adjusted EBITDA margin is mainly a result of lower seasonal revenues and due to the change in our internal accounting methodology related to membership fees, combined with higher selling expenses as percentage of revenues. These effects were partially compensated by lower other operating expenses and administrative expenses as percentage of revenues.

SEGMENT REPORTING

Below, we provide our main financial metrics broken down into our two reportable segments and non-allocated activities.

Table 8: Financial metrics by segment

Segment Reporting (R$mn Adjusted)	1Q24	% Rev	4Q23	% Rev	Δ q/q %	1Q23	% Rev	Δ y/y %
Total Revenue and Income	3,084.9	100.0%	3,248.7	100.0%	(5.0%)	2,711.7	100.0%	13.8%
Financial Services	2,710.3	100.0%	2,870.6	100.0%	(5.6%)	2,335.9	100.0%	16.0%
Software	369.1	100.0%	363.2	100.0%	1.6%	358.2	100.0%	3.0%
Non-Allocated	5.5	100.0%	14.9	100.0%	(63.1%)	17.5	100.0%	(68.6%)
Adjusted EBITDA	1,512.0	49.0%	1,618.3	49.8%	(6.6%)	1,251.4	46.1%	20.8%
Financial Services	1,444.0	53.3%	1,557.2	54.2%	(7.3%)	1,209.0	51.8%	19.4%
Software	65.8	17.8%	58.7	16.2%	12.1%	39.9	11.1%	64.9%
Non-Allocated	2.2	40.3%	2.4	16.3%	(8.8%)	2.5	14.2%	(11.2%)
Adjusted EBT	567.6	18.4%	638.2	19.6%	(11.1%)	324.0	11.9%	75.2%
Financial Services	528.6	19.5%	603.8	21.0%	(12.5%)	306.0	13.1%	72.7%
Software	37.2	10.1%	33.0	9.1%	12.6%	16.9	4.7%	120.4%
Non-Allocated	1.9	34.2%	1.4	9.5%	32.4%	1.2	6.7%	60.1%

•	Financial Services segment Adjusted EBT was R$528.6 million in 1Q24, up 72.7% year over year and 12.5% lower quarter over quarter. Adjusted EBT margin reached 19.5%, a decrease of 1.5 percentage points from 21.0% in 4Q23. This sequential decrease was driven by lower revenues from the segment as a result of seasonality and due to the change in the internal accounting methodology in our membership fee revenues, combined with higher selling expenses and cost of services as percentage of revenues. These effects were partially compensated by lower other operating and administrative expenses as percentage of revenues.

•	Software Segment Adjusted EBITDA was R$65.8 million in 1Q24, with a margin of 17.8%. This compares with R$39.9 million and a margin of 11.1% in 1Q23. The year over year increase in Adjusted EBITDA was mainly due to higher software revenues, combined with lower administrative expenses, mainly due to lower expenses with third party services.

Adjusted Net Cash

Our Adjusted Net Cash, a non-IFRS metric, consists of the items detailed in Table 9 below:

Table 9: Adjusted Net Cash

Adjusted Net Cash (R$mn)	1Q24	4Q23	1Q23
Cash and cash equivalents	4,988.3	2,176.4	1,855.6
Short-term investments	463.7	3,481.5	3,257.3
Accounts receivable from card issuers(a)	26,552.2	23,977.1	18,940.0
Financial assets from banking solution	6,620.3	6,397.9	4,026.5
Derivative financial instrument (b)	0.2	0.6	13.1
Adjusted Cash	38,624.6	36,033.5	28,092.5

Obligations with banking customers(c)	(5,985.0)	(6,119.5)	(3,902.2)
Accounts payable to clients	(19,044.4)	(19,199.1)	(15,568.6)
Loans and financing (d)	(5,203.2)	(4,840.3)	(3,756.5)
Obligations to FIDC quota holders	(2,901.8)	(505.2)	(634.7)
Derivative financial instrument (b)	(350.5)	(316.2)	(241.8)
Adjusted Debt	(33,484.9)	(30,980.3)	(24,103.6)

Adjusted Net Cash	5,139.8	5,053.3	3,988.8

(a)	Accounts Receivable from Card Issuers are accounted for at their fair value in our balance sheet.

(b)	Refers to economic hedge.

(c)	Includes deposits from banking customers and values transferred by our banking clients to third parties but not yet settled.

(d)	Loans and financing were reduced by the effects of leases liabilities recognized under IFRS 16.

As of March 31, 2024, the Company’s Adjusted Net Cash was R$5,139.8 million, R$86.5 million higher compared with 4Q23, mostly explained by:

i.	+R$756.8 million of cash net income, which is our net income plus non-cash income and expenses as reported in our statement of cash flows;

ii.	-R$306.6 million of capex;

iii.	-R$193.1 million from loans operations portfolio which is net of provision expenses and interest;

iv.	-R$116.1 million from labor and social securities liabilities;

v.	-R$22.1 million from M&A;

vi.	-R$14.0 million from prepaid expenses;

vii.	-R$18.5 million from other effects.

Cash Flow

Table 10: Cash Flow

Cash Flow (R$mn)	1Q24	1Q23
Net income for the period	373.6	225.7

Adjustments on Net Income:
Depreciation and amortization	217.3	212.5
Deferred income tax and social contribution	4.6	37.6
Gain (loss) on investment in associates	(0.3)	1.0
Accrued interest, monetary and exchange variations, net	4.6	(131.6)
Provision for (reversal) contingencies	16.1	(2.4)
Share-based payments expense	25.8	70.1
Allowance for expected credit losses	54.2	10.9
Loss on disposal of property, equipment and intangible assets	6.1	14.9
Effect of applying hyperinflation accounting	1.3	1.2
Loss on sale of subsidiary	53.0	0.0
Fair value adjustment in financial instruments at FVPL	(16.8)	85.8
Fair value adjustment in derivatives	17.4	4.6

Working capital adjustments:
Accounts receivable from card issuers	(1,963.0)	2,616.0
Receivables from related parties	10.3	2.0
Recoverable taxes	(63.4)	(50.7)
Prepaid expenses	(14.0)	26.8
Trade accounts receivable, banking solutions and other assets	(184.1)	(18.4)
Loans operations portfolio	(193.1)	0.0
Accounts payable to clients	(1,778.7)	(2,367.4)
Taxes payable	156.1	74.1
Labor and social security liabilities	(116.1)	(74.9)
Payment of contingencies	(7.4)	(15.6)
Trade Accounts Payable and Other Liabilities	80.5	1.2
Interest paid	(51.2)	(133.4)
Interest income received, net of costs	958.2	606.8
Income tax paid	(64.2)	(28.4)

Net cash provided by (used in) operating activity	(2,473.1)	1,168.4

Investing activities
Purchases of property and equipment	(180.6)	(340.3)
Purchases and development of intangible assets	(126.0)	(76.1)
Sale of subsidiary, net of cash disposed of	(4.2)	0.0
Proceeds from (acquisition of) short-term investments, net	3,029.2	253.5
Proceeds from disposal of long-term investments - equity securities	0.0	218.1
Proceeds from the disposal of non-current assets	0.0	0.2
Payment for interest in subsidiaries acquired	(17.9)	(3.8)

Net cash provided by investing activities	2,700.4	51.6

Financing activities
Proceeds from borrowings	1,017.9	1,050.0
Payment of borrowings	(790.1)	(1,580.6)
Payment to FIDC quota holders	(33.3)	(332.5)
Proceeds from FIDC quota holders	2,406.5	0.0
Payment of principal portion of leases liabilities	(13.6)	(21.8)
Acquisition of non-controlling interests	0.0	(0.9)
Dividends paid to non-controlling interests	(2.7)	(1.4)

Net cash provided by (used in) financing activities	2,584.6	(887.3)

Effect of foreign exchange on cash and cash equivalents	(0.1)	10.2

Change in cash and cash equivalents	2,811.9	343.0

Cash and cash equivalents at beginning of period	2,176.4	1,512.6
Cash and cash equivalents at end of period	4,988.3	1,855.6

Our cash flow in the quarter was explained by:

Net cash used in operating activities was R$2,473.1 million in 1Q24, explained by R$756.8 million of Net Income after non-cash adjustments and R$3,229.9 million outflow from working capital variation. Working capital is composed of (i) R$2,783.5 million outflow from changes related to accounts receivable from card issuers, accounts payable to clients and interest income received, net of costs; (ii) R$193.1 million outflow from loans operations portfolio; (iii) R$116.1 million outflow from labor and social security liabilities; (iv) R$115.3 million outflow from interest paid and income tax paid; (v) R$14.0 million outflow from prepaid expenses and (vi) R$7.9 million outflow from other working capital changes.

Net cash provided by investing activities was R$2,700.4 million in 1Q24, explained by (i) R$3,029.2 million from proceeds of short-term investments, which was partially offset by; (ii) R$306.6 million capex, of which R$180.6 million related to property and equipment and R$126.0 million related to purchases and development of intangible assets and (iii) R$22.1 million from M&A.

Net cash provided by financing activities was R$2,584.6 million, explained by (i) R$2,587.4 million net proceeds from borrowings and FIDCs, mostly related to the securitization facility from the United States International Development Finance Corporation (DFC), and the issuance of new CCBs (“Cédula de Crédito Bancário”) and (ii) R$2.7 million cash outflow from capital events related to non-controlling interests.

Consolidated Balance Sheet Statement

Table 11: Consolidated Balance Sheet Statement

Balance Sheet (R$mn)	1Q24	4Q23
Assets
Current assets	39,937.7	37,152.6
Cash and cash equivalents	4,988.3	2,176.4
Short-term investments	463.7	3,481.5
Financial assets from banking solution	6,620.3	6,397.9
Accounts receivable from card issuers	26,470.5	23,895.5
Trade accounts receivable	448.9	459.9
Recoverable taxes	216.1	146.3
Loans operations portfolio	342.4	210.0
Derivative financial instruments	3.3	4.2
Other assets	384.2	380.9

Non-current assets	11,674.7	11,541.0
Trade accounts receivable	25.5	28.5
Loans operations portfolio	90.3	40.8
Accounts receivable from card issuers	81.7	81.6
Receivables from related parties	2.2	2.5
Deferred tax assets	681.3	664.5
Other assets	171.4	137.5
Long-term investments	46.3	45.7
Investment in associates	86.4	83.0
Property and equipment	1,698.4	1,661.9
Intangible assets	8,791.2	8,794.9

Total Assets	51,612.4	48,693.6

Liabilities and equity
Current liabilities	29,282.3	29,142.7
Deposits from banking customers	5,985.0	6,119.5
Accounts payable to clients	19,009.0	19,163.7
Trade accounts payable	510.4	513.9
Borrowings and financing	1,663.5	1,374.8
Obligations to FIDC quota holders	567.7	505.2
Labor and social security liabilities	397.0	515.7
Taxes payable	612.0	514.3
Derivative financial instruments	350.5	316.2
Other liabilities	187.3	119.5

Non-current liabilities	7,325.5	4,874.9
Accounts payable to clients	35.4	35.5
Borrowings and financing	3,720.7	3,639.2
Obligations to FIDC quota holders NC	2,334.1	0.0
Deferred tax liabilities	559.4	546.5
Provision for contingencies	225.8	208.9
Labor and social security liabilities	39.0	34.3
Other liabilities	411.0	410.5

Total liabilities	36,607.8	34,017.6

Equity attributable to owners of the parent	14,951.9	14,622.3
Issued capital	0.1	0.1
Capital reserve	14,065.9	14,056.5
Treasury shares	(279.3)	(282.7)
Other comprehensive income	(376.6)	(320.4)
Retained earnings	1,541.8	1,168.9

Non-controlling interests	52.7	53.7

Total equity	15,004.6	14,676.0

Total liabilities and equity	51,612.4	48,693.6

Other Information

Conference Call

Stone will discuss its 1Q24 financial results during a teleconference today, May 13, 2024, at 5:00 PM ET / 6:00 PM BRT.

The conference call can be accessed live over the Zoom webinar (ID: 819 7276 5380 | Password: 819157). It can also be accessed over the phone by dialing +1 646 931 3860 or +1 669 444 9171 from the U.S. Callers from Brazil can dial +55 21 3958 7888. Callers from the UK can dial +44 330 088 5830.

The call will also be webcast live and a replay will be available a few hours after the call concludes. The live webcast and replay will be available on Stone’s investor relations website at https://investors.stone.co/.
About Stone Co.

Stone Co. is a leading provider of financial technology and software solutions that empower merchants to conduct commerce seamlessly across multiple channels and help them grow their businesses.

Investor Contact

Investor Relations
investors@stone.co

Glossary of Terms

•	“Adjusted Net Cash”: is a non-IFRS financial metric and consists of the following items: (i) Adjusted Cash: Cash and cash equivalents, Short-term investments, Accounts receivable from card issuers, Financial assets from banking solution and Derivative financial instrument; minus (ii) Adjusted Debt: Obligations with banking customers, Accounts payable to clients, Loans and financing, Obligations to FIDC quota holders and Derivative financial instrument.

•	“Banking”: refers to our digital banking solution and includes insurance products.

•	“Credit”: credit metrics refer to our working capital loan only, not considering credit cards, which are still not representative.

•	“Financial Services” segment: this segment is comprised of our financial services solutions serving both MSMBs and Key Accounts. Includes mainly our payments solutions, digital banking and credit.

•	“Key Accounts”: refers to operations in which Pagar.me acts as a fintech infrastructure provider for different types of clients, especially larger ones, such as mature e-commerce and digital platforms, commonly delivering financial services via APIs. It also includes clients that are onboarded through our integrated partners program, regardless of client size.

•	“Membership fees”: refer to the upfront fee paid by merchants for all Ton offerings and specific ones for Stone when they join our client base.

•	“MSMBs”: the combination of SMBs (small and medium business) and micro-merchant clients, from our Stone, Pagar.me and Ton products.

•	“MSMB Active Payments Client Base”: refers to SMBs – small and medium business (online and offline) and micro-merchants, from our Stone, Pagar.me and Ton products. Considers clients that have transacted at least once over the preceding 90 days, except for Ton active clients which consider clients that have transacted once in the preceding 12 months. As from 3Q22, does not consider clients that use only TapTon.

•	“Non-allocated”: comprises other smaller businesses which are not allocated in our Financial Services or Software segments.

•	“PIX P2M (Person to Merchant)”: includes the volume of MSMB PIX P2M (Person to Merchant), transactions from dynamic POS QR Code and static QR Code from Stone and Ton merchants, unless otherwise noted.

•	“Revenue”: refers to Total Revenue and Income.

•	“Software” segment: composed of our Strategic Verticals (Retail, Gas Stations, Food, Drugstores and horizontal software), Enterprise and Other Verticals. The Software segment includes the following solutions: POS/ERP, TEF and QR Code gateways, reconciliation, CRM, OMS, e-commerce platform, engagement tool, ads solution, and marketplace hub.

•	“Take Rate (MSMB)”: managerial metric that considers the sum of revenues from financial services solutions offered to MSMBs, excluding Ton’s membership fee, TAG revenues and other non-allocated revenues, divided by MSMB TPV.

•	“Take Rate (Key Accounts)”: managerial metric that considers revenues from financial services solutions offered to Key Account clients, excluding non-allocated revenues, divided by Key Accounts TPV.

•	“Total Active Payment Clients”: refers to MSMBs and Key Accounts. Considers clients that have transacted at least once over the preceding 90 days, except for Ton product active clients which consider clients that have transacted once in the preceding 12 months. As from 3Q22, does not consider clients that use only TapTon.

•	“TPV”: Total Payment Volume. Up to the fourth quarter of 2020, refers to processed TPV. From the first quarter of 2021 onwards, reported TPV figures consider all volumes settled by StoneCo.

Forward-Looking Statements

This press release contains "forward-looking statements" within the meaning of the "safe harbor" provisions of the Private Securities Litigation Reform Act of 1995. These forward-looking statements are made as of the date they were first issued and were based on current expectations, estimates, forecasts and projections as well as the beliefs and assumptions of management. These statements identify prospective information and may include words such as “believe”, “may”, “will”, “aim”, “estimate”, “continue”, “anticipate”, “intend”, “expect”, “forecast”, “plan”, “predict”, “project”, “potential”, “aspiration”, “objectives”, “should”, “purpose”, “belief”, and similar, or variations of, or the negative of such words and expressions, although not all forward-looking statements contain these identifying words.

Forward-looking statements are subject to a number of risks and uncertainties, many of which involve factors or circumstances that are beyond Stone’s control.

Stone’s actual results could differ materially from those stated or implied in forward-looking statements due to a number of factors, including but not limited to: more intense competition than expected, lower addition of new clients, regulatory measures, more investments in our business than expected, and our inability to execute successfully upon our strategic initiatives, among other factors.

About Non-IFRS Financial Measures

To supplement the financial measures presented in this press release and related conference call, presentation, or webcast in accordance with IFRS, Stone also presents non-IFRS measures of financial performance, including: Adjusted Net Income, Adjusted EPS (diluted), Adjusted Net Margin, Adjusted Net Cash / (Debt), Adjusted Profit (Loss) Before Income Taxes, Adjusted Pre-Tax Margin, EBITDA and Adjusted EBITDA.

A “non-IFRS financial measure” refers to a numerical measure of Stone’s historical or future financial performance or financial position that either excludes or includes amounts that are not normally excluded or included in the most directly comparable measure calculated and presented in accordance with IFRS in Stone’s financial statements. Stone provides certain non-IFRS measures as additional information relating to its operating results as a complement to results provided in accordance with IFRS. The non-IFRS financial information presented herein should be considered in conjunction with, and not as a substitute for or superior to, the financial information presented in accordance with IFRS. There are significant limitations associated with the use of non-IFRS financial measures. Further, these measures may differ from the non-IFRS information, even where similarly titled, used by other companies and therefore should not be used to compare Stone’s performance to that of other companies.

Stone has presented Adjusted Net Income to eliminate the effect of items from Net Income that it does not consider indicative of its continuing business performance within the period presented. Stone defines Adjusted Net Income as Net Income (Loss) for the Period, adjusted for (1) amortization of fair value adjustment on acquisitions, (2) mark-to-market of equity investments, and (3) unusual income and expenses. Adjusted EPS (diluted) is calculated as Adjusted Net income attributable to owners of the parent (Adjusted Net Income reduced by Net Income attributable to Non-Controlling interest) divided by diluted number of shares.

Stone has presented Adjusted Profit Before Income Taxes and Adjusted EBITDA to eliminate the effect of items that it does not consider indicative of its continuing business performance within the period presented. Stone adjusts these metrics for the same items as Adjusted Net Income, as applicable.

Stone has presented Adjusted Net Cash metric in order to adjust its Net Cash / (Debt) by the balances of Accounts Receivable from Card Issuers and Accounts Payable to Clients, since these lines vary according to the Company’s funding source together with the lines of (i) Cash and Cash Equivalents, (ii) Short-term Investments, (iii) Debt balances and (iv) Derivative Financial Instruments related to economic hedges of short term investments in assets, due to the nature of Stone’s business and its prepayment operations. In addition, it also adjusts by the balances of Financial Assets from Banking Solutions and Deposits from Banking Customers.